Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

October 3, 2008 VIA EDGAR	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
Registration Statement on Form S-1
(File No. 333- )

Ladies and Gentlemen:

On behalf of our client, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Registrant”), please find attached the Registration Statement on Form S-1 as filed today on EDGAR.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President - Business and Legal Affairs of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

cc:	Joel S. Kress, ICON Capital Corp. (w/o attachment)

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